Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

April 8, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Trajectory Alpha Acquisition Corp.

Registration Statement on Form S-1

Confidentially Submitted on February 26, 2021 and Filed on March 8, 2021

CIK No. 0001846750

Ladies and Gentlemen:

On behalf of our client, Trajectory Alpha Acquisition Corp., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we file in electronic form the accompanying Amendment No. 1 to Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the Registration Statement on Form S-1 which was initially confidentially submitted to the Securities and Exchange Commission (the “Commission”) on February 26, 2021 and filed with the Commission on March 8, 2021.

The Registration Statement reflects the responses of the Company to the comments received from the Staff of the Commission (the “Staff”) in a letter, dated March 24, 2021. For your convenience, references in the responses to the page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

General

We note that you filed an S-1 on March 8, 2021. The staff will review the S-1 when you file an S-1/A that is responsive to the comments contained in this letter.

Response to Comment

The Company acknowledges the Staff’s comment.

Securities and Exchange Commission

April 8, 2021

Principal Stockholders, page 139

Please identify if any of the directors or executive officers are managers of or are otherwise affiliated with Trajectory Alpha Sponsor LLC.

Response to Comment

In response to the Staff’s comment, the Company has revised the table in the third paragraph of the section titled “Principal Stockholders” and footnote 3 to the table to disclose whether the directors and executive officers of the Company are managers of, or are otherwise affiliated with, Trajectory Alpha Sponsor LLC and to set forth the beneficial ownership information of the directors and executive officers with respect to the Company’s common stock. Please see page 139.

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Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Stuart Bressman, Esq.
White & Case LLP